May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street NE
Washington, D.C. 20549

Attn: Taylor Beech and Dietrich King

Re:	Falcon’s Beyond Global, Inc.

Registration Statement on Form S-4

Filed February 14, 2023

File No. 333-269778

Dear Ms. Beech and Mr. King:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company” or “Falcon’s”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 13, 2022 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on February 14, 2022 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-4 filed on May 15, 2023

Notice of Special Meeting of Stockholders

1.	We note that you appear to unbundle the Pubco Organizational Documents Advisory Proposals on page 152. Please revise your presentation of these proposals in your notice of meeting to list each separate vote you are taking in connection with these proposals. Make conforming changes to your proxy card, when filed.

Response: The Company has revised the notice of meeting of Amendment No. 1 to address the Staff’s comment.

2.	We note your disclosure here and throughout your filing provides that the approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of outstanding shares of FAST II’s common stock as of the FAST II Record Date, voting as a single class; however, Section 9.2(e) of FAST II’s current charter provides that the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination is the requisite voting standard. Please revise for consistency and disclose how many public shares of FAST II would need to be voted in order to approve the proposal, assuming only a quorum is present.

Response: The Company has revised the notice of meeting and the disclosure on pages xxx, 9, 90 and 94 of Amendment No. 1 to address the Staff’s comment.

Cover Page

3.	Please disclose on your prospectus cover and in your Questions and Answers and Prospectus Summary sections the aggregate value of the consideration to be paid in the business combination, as implied by the equity value of the Company.

Response: The Company has revised the cover and the disclosure on pages xvi and 5 of Amendment No. 1 to address the Staff’s comment.

4.	Please revise to include a discussion of the Company Financing, including the amounts received under the Subscription Agreement to date.

Response: The Company has revised the cover of Amendment No. 1 to address the Staff’s comment.

5.	Please revise to explicitly identify the national securities exchange where the securities of the post-combination company will be listed. In this regard, your disclosure currently only states that the securities of the post-combination company will be listed on an “an Approved Exchange.” Refer to Item 501(b)(4) of Regulation S-K.

Response: The Company has revised the cover of Amendment No. 1 to address the Staff’s comment.

6.	On your prospectus cover and in your Summary and Questions and Answers sections, please add a description of the voting rights of the PubCo Class A Common Stock, Class B Common Stock, and Series A Preferred Stock. We also note your disclosure on page 56 that for so long as Mr. Demerau continues to control Katmandu Ventures, LLC and Mr. Magpuri continues to control CilMar Ventures, LLC, they will continue to control a significant percentage of the voting power of Pubco Common Stock, and will be able to influence the composition of the Pubco Board and management and the approval of actions requiring stockholder approval. Please include comparable disclosure in each of the sections referenced above.

Response: The Company has revised the cover and the disclosure on pages xviii, xix, xxii, 56 and 57 of Amendment No. 1 to address the Staff’s comment.

7.	Please clarify here and on page xiii that the SPAC Warrants, once assumed by PubCo, will be convertible into Series A Preferred Stock, including the Private Placement Warrants held by the Sponsor.

Response: The Company has revised the cover and the disclosure on page xiii of Amendment No. 1 to address the Staff’s comments.

8.	Please revise your presentation of the ownership interests of the post-combination company here, and on pages xvii and 14, to include all dilutive securities. In this regard, we note that you include a separate table on pages xvii and page 14 depicting the additional sources of dilution, yet you do not include a presentation of how such dilution would impact each party’s holdings.

Response: The Company has revised the cover and the disclosure on pages xviii-xxiii of Amendment No. 1 to address the Staff’s comment.

9.	Here, and elsewhere in your filing as applicable, please revise to clarify the source and features of the Bonus Shares. In this regard, we note your disclosure indicates the Bonus Shares are allocable pursuant to the Warrant Agreement, and we note page 36 of the Investor Presentation filed as an exhibit to FAST II’s Form 8-K filed February 23, 2023 indicates that the shares forfeited by the Sponsor will create a share bonus pool structure.

Response: The Company has revised the cover and the disclosure on page xx of Amendment No. 1 to address the Staff’s comment. The Company advises the Staff that it has replaced the term “Bonus Shares” with the term “Additional SPAC Share Consideration” throughout Amendment No. 1 to reflect the term used in the A&R Agreement and Plan of Merger.

Questions and Answers

10.	Please include a Q&A and related risk factor disclosure addressing the fact that the Merger Agreement does not include a minimum cash condition and how that may increase the risk that the post-combination company is under-capitalized. Address the fact that the Sponsor appears to be seeking additional financing beyond the Company Financing, and ensure your disclosure accounts for any redemptions made in connection with FAST II’s Special Meeting held on March 3, 2023.

Response: The Company has revised the disclosure on pages xvii, xviii, 65 and 66 of Amendment No. 1 to address the Staff’s comment.

Q: WHAT WILL FAST II STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?, page xiii

11.	Where you discuss the Series A Preferred in this section and the Summary, revise to disclose the terms of conversion, including the conversion ratio, for the Series A Preferred. We also note your disclosure on page 264 that prior to ____, 2024, the Series A Quarterly Dividends will be paid in additional shares of Pubco Series A Preferred Stock. Include comparable disclosure in these sections.

Response: The Company has revised the disclosure on pages xiii, xiv and 2 of Amendment No. 1 to address the Staff’s comment.

Q: WHAT EQUITY STAKE WILL CURRENT FAST II PUBLIC STOCKHOLDERS..., page xvii

12.	Please revise footnote 4 to the ownership table, here and on page 14, to state that Infinite Acquisitions is controlled by the adult children of Mr. and Mrs. Demerau, as you indicate on page 252.

Response: The Company has revised footnote 3 to the ownership table on page xix of Amendment No. 1 to address the Staff’s comment.

Risk Factors

If we are not able to satisfy the requirements imposed by our FBD joint venture partners..., page 31

13.	We note your disclosure that you may be subject to liquidated damage payments or other damages under your joint venture agreements. To the extent material, please quantify the aggregate liquidated damage payments you may be required to make.

Response: The Company respectfully acknowledges the Staff’s comment and submits that, pursuant to its joint venture agreements with Melia and Raging Power Limited, the Company is not subject to liquidated damage payments or other damages. In response to the Staff’s comment, the Company has modified the disclosure on page 31 of Amendment No. 1 to clarify that it is not subject to any currently quantified damage payments under its joint venture agreements.

If the Business Combination is consummated, FAST II’s stockholders will experience dilution, page 64

14.	Please revise this risk factor to address the potential dilution to FAST II’s public stockholders upon conversion of the Class B common stock into Class A common stock following the waiver or expiration of the Company Member Lock-Up Period.

Response: The Company respectfully advises the Staff that FAST Acquisition Corp. II’s (“FAST II”) public stockholders will not experience dilution upon any issuance of Pubco Class A Common Stock in exchange for New Company Units and cancellation of the Pubco Class B Common Stock following the waiver or expiration of the Company Member Lock-Up Period.

Following the waiver or expiration of the Company Member Lock-Up Period, each Company Unitholder will have the option to cause Falcon’s Beyond Global, LLC’s (“FBG”) to redeem its New Company Units in whole or in part. Upon any such redemption: (a) FBG will cause such redeemed New Company Units to be cancelled, (b) the Company will cancel, for no additional consideration, the corresponding shares of Pubco Class B Common Stock, and (c) the Company will exchange such redeemed New Company Units for, at the discretion of a disinterested majority of the Pubco Board, either (i) an equivalent number of shares of Pubco Class A Common Stock (“Share Settlement”) or (ii) an amount of cash equal to the fair market value of such number of shares of Pubco Class A Common Stock (“Cash Settlement”).

In the case of the Share Settlement, when shares of Pubco Class A Common Stock are issued, an equivalent number of New Company Units are issued to the Company. As a result, even though there are more shares of Pubco Class A Common Stock outstanding following the Share Settlement, the Company has a greater percentage of the interest in FBG than before the Share Settlement, and such increase is exactly equal to the number of Pubco Class A Shares being issued. The end result is that each holder of Pubco Class A Common Stock will have the same indirect percentage interest in FBG before and after the Share Settlement. The holders of Pubco Class A Common Stock are therefore not diluted economically by the conversion of the Pubco Class B Common Stock.

The same result occurs if the Company elects to effect a direct exchange of the redeemed New Company Units for the Share Settlement. In such case, subject to the limitations set forth in the A&R Operating Agreement, the Company will acquire the redeemed New Company Units and will be treated for all purposes as the owner of such units. Therefore, each holder of Pubco Class A Common Stock will have the same indirect percentage interest in FBG before and after the Share Settlement in this scenario as well.

With regards to voting rights, the pro forma share ownership tables in Amendment No. 1 already present the voting power of the Pubco Class A Common Stock and Pubco Class B Common Stock on an as-converted basis.  Pubco Class B Common Stock and Pubco Class A Common Stock each have one vote per share, so the conversion of Pubco Class B Common Stock into Pubco Class A Common Stock will not dilute the voting power of holders of Pubco Class A Common Stock (except in any circumstance where a separate vote of the Pubco Class A Common Stock is required, which is generally only required for charter amendments that would alter or change the powers, preferences or special rights of the Pubco Class A Common Stock in a manner that is disproportionately adverse as compared to the Pubco Class B Common Stock).

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 73

15.	On page 74, you discuss that the Earnout Shares and Earnout units will be deposited into escrow at the time of the merger and earned released and delivered upon satisfaction of certain milestones related to the volume weighted average closing sale price of shares of Pubco Class A Common Stock, the EBITDA of Pubco, and the gross revenue of Pubco, as applicable during the Earnout Period, which is the five-year period beginning on the one-year anniversary of the Acquisition Merger and ending on the six-year anniversary of the Acquisition Merger. Please disclose your planned accounting treatment for the earnout shares subsequent to their issuance.

Response: The Company has revised the disclosure on pages 17, 76 and 155 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Statements of Operations, page 79

16.	Please revise to disclose FAST II’s basic and diluted earnings per share and the related weighted average shares used to compute basic and diluted earnings per share for each period presented in the pro forma statements of operations.

Response: The Company has revised the disclosure on page 81 of Amendment No. 1 to address the Staff’s comment.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 84

17.	Refer to footnote 4(h) - Please clearly explain in footnote (h) how the number of shares of Pubco Class A common stock and Pubco Series A Preferred stock issued to the holders of 27,402,238 shares of FAST II’s Class A common stock were calculated or determined based on the exchange ratios in the merger agreement.

Response: The Company has revised footnote 4(j) on page 85 of Amendment No. 1 to address the Staff’s comment.

18.	Refer to footnote 4(j) - Please explain in footnote (j) how the number of shares to be issued to reflect the recapitalization of the Company’s member’s equity of 54,976,758 shares of Pubco Class B stock assuming no redemptions, and 55,698,761 shares of Pubco Class B stock assuming maximum redemptions, were calculated or determined pursuant to the terms of the merger agreement.

Response: The Company has revised footnote 4(l) on page 86 of Amendment No. 1 to address the Staff’s comment.

19.	Refer to footnote 4(k) - Please explain how the number of Seller Earnout shares to be issued to the holders of the Company Units, the Sponsor and Jeffries LLC under both the no redemption and maximum redemption scenarios were determined pursuant to the merger agreement. Also, please explain why no pro forma adjustments for the liabilities associated with the issuance of these shares have been reflected in the pro forma balance sheet. If the accounting for these earnout shares is incomplete at this time, please revise to include the disclosures outlined in Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

Response: The Company respectfully advises the Staff that the number of Seller Earnout shares to be issued to the holders of the Company Units, the Sponsor and Jefferies LLC under both the no redemption and maximum redemptions scenarios were determined pursuant to the definitions contained in Section 1.01 of the Merger Agreement as follows:

“Maximum Jefferies Earnout” means (a) 1,600,000 if SPAC Capital Received is at least $50,000,000 or (b) 800,000 if SPAC Capital Received is less than $50,000,000.

“Maximum Seller Earnout” means 80,000,000 minus the sum of (a) the Maximum Sponsor Earnout and (b) the Maximum Jefferies Earnout.

“Maximum Sponsor Earnout” means the lesser of (a) (i) 1,600,000 if SPAC Capital Received is at least $50,000,000 or (ii) 1,200,000 if SPAC Capital Received is less than $50,000,000 and (b) 5,558,422 minus the sum of (A) the number of Sponsor Retained Shares and (B) the number of Sponsor Minimum Guarantee Shares, if any.

Additionally, the Company has revised footnote 4(m) on page 86 of Amendment No. 1 to address the Staff’s comment to reflect the pro forma adjustment for the liabilities associated with the issuance of the Seller Earnout Shares.

20.	Refer to footnote 4(o) - Please explain in footnote (o) how you determined the amount of the adjustment to derivative warrant liabilities and additional paid in capital to reflect the forfeiture of 2,148,913 Sponsor Redemption Forfeited Warrants, assuming maximum redemptions.

Response: The Company has revised footnote 4(q) on page 86 of Amendment No. 1 to address the Staff’s comment.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 86

21.	Refer to footnote 4(dd) - Please explain why no adjustment to reflect the fair value of the seller earnout shares has been reflected in the pro forma statement of operations for the year ended December 31, 2021. If the accounting for these earnout shares is incomplete at this time, please revise to include the disclosures outlined in Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

Response: The Company has revised footnote 4(ee) on page 87 of Amendment No. 1 to address the Staff’s comment.

22.	Refer to footnote 4(gg) - Please revise to disclose the significant assumptions used to calculate the pro forma adjustment for preferred stock dividends, assuming no redemptions. Your revised disclosure should indicate the amount of the preferred stock and related dividend rate used to compute the adjustment and should also explain why there are no dividends reflected under the maximum redemption scenario.

Response: The Company has revised footnote 4(hh) on page 87 of Amendment No. 1 to address the Staff’s comment.

23.	Refer to footnote 4 (hh) - Please explain how you calculated or determined the pro forma adjustment to eliminate the change in fair value associated with the 2,148,913 Sponsor Redemption Forfeited Warrants, assuming maximum redemptions.

Response: The Company has revised footnote 4(ii) on page 87 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination, page 93

24.	We note your disclosure that Jefferies performed additional services after the IPO, including as a financial advisor and capital markets advisor, and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination.

Response: The Company has revised the disclosure on page 102 of Amendment No. 1 to address the Staff’s comment.

25.	Please elaborate on the negotiation of any material terms relating to the ancillary agreements that occurred between June 8, 2022 and July 11, 2022 that you reference on page 97. If no material terms were negotiated, so state.

Response: The Company has revised the disclosure on pages 98 and 99 of Amendment No. 1 to address the Staff’s comment.

26.	We note your disclosure that the term sheet executed on April 21, 2022 contemplated a third-party financing of $250 million, which was reduced on May 6, 2022 to $100 million, and again on July 8, 2022 to $60 million. We also note references to an interim financing and that Jefferies was engaged as a capital markets advisor. Please revise to clarify whether the “interim financing” is a reference to the Company Financing, or whether it refers to an additional funding source. Also revise your disclosure to include more detail regarding the negotiations relating to such third-party financing, including any discussions about the need to obtain additional financing for the combined company, how the parties decided on the amount, and a description of any marketing processes undertaken to date (e.g., identification of potential investors and how the terms of the financing transaction may be determined).

Response: The Company has revised the disclosure on pages 98, 100, 101 and 103 of Amendment No. 1 to address the Staff’s comment.

27.	We note your disclosure that the Company provided the Updated Opinion projections to “reflect the anticipated delay in the Closing of the Business Combination, the availability of the proceeds of the Business Combination equal to approximately 65% of FAST II’s Trust Fund and $60 million in Private Placement Investment Amount, and other updates to the Company’s initial business plan.” We also note your disclosure that in January 2023, the Company provided FAST II with an updated operating model and revised projections that resulted in a downward adjustment to the merger consideration. Please elaborate on these developments, including the reasons for the delay in the closing of the Business Combination, the updates to the Company’s business plan, and the driving factors behind the updated projections.

Response: The Company has revised the disclosure on pages 101, 102, 143 and 144 of Amendment No. 1 to address the Staff’s comment.

Financing of the Business Combination, page 119

28.	Your disclosure on page 119 indicates that as of December 31, 2022, Infinite Acquisitions has been issued 5,820,900 Company Financing Units for aggregate consideration of $58.2 million, including a portion of which related to a debt to equity conversion of $20,000,000 for 2,000,000 Financing Units. Please explain why this $58.2 million differs from the amounts reflected in footnote 4(e) to the pro forma balance sheet on page 85.

Response: The Company has revised footnote 4(e) on page 85 and the disclosure on page 122 of Amendment No. 1 to address the Staff’s comment.

Certain Projected Financial Information, page 140

29.	We note your disclosure on page 142 that investors are cautioned not to rely on such financial information in making a decision regarding the business combination proposal. Please remove such disclaimer, or revise to state that investors should not place undue reliance on the projections.

Response: The Company has revised the disclosure on page 145 of Amendment No. 1 to address the Staff’s comment.

Sources and Uses, page 150

30.	Please explain why the pro forma existing net debt reflected in the estimated sources and uses tables on pages 150 and 151 are inconsistent with the amounts reflected in the pro forma balance sheet on pages 77 and 78. Also please explain why the amount of estimated transaction expenses reflected in these tables of $45 million is inconsistent with the transaction expenses disclosed in footnote 4(c) on pages 84 and 85 of the registration statement. In addition, please explain why the cash to balance sheet under the no redemption and maximum redemption scenarios of $238.5 million and $15 million respectively, are inconsistent with the amounts reflected in the pro forma balance sheet on page 77. Please advise or revise as appropriate.

Response: The Company has revised the disclosure on pages 79, 80 and 154 of Amendment No. 1 to address the Staff’s comment.

Information About the Company, page 189

31.	We note your disclosure that at Falcon’s Central locations, guests “will have the opportunity to enjoy these gaming properties beyond their visit through availability of consumer products, including apparel, merchandise, electronics and NFTs,” and that your consumer merchandise roadmap within FBB also includes “NFTs.” Please revise to provide a materially complete description of these NFTs, such as identifying who will create and sell them, what rights and benefits will be associated with them, including whether they could constitute securities under the federal securities laws, and the current status of their development. To the extent there is no immediate plan to offer NFTs or similar digital assets, please tell us what consideration you gave to whether the disclosure around your intent to sell NFTs is premature.

Response: The Company has revised the disclosure on pages 196, 206, 210 and 212 of Amendment No. 1 to remove the references to NFTs. The Company respectfully advises the Staff that it has been exploring various use-cases and applications for NFTs and blockchain technologies for its brands, products, and applications, however it is not committed to any specific approach or product utilizing such technology. The Company has not created, sold, or otherwise formally engaged with NFTs, cryptocurrencies, or any other blockchain products or services. Further, there was no contemplation of the potential sale of assets using blockchain technologies in the Initial Opinion projections and the Updated Company projections.

Falcon’s Creative Group, page 191

32.	Please disclose the duration and effect of your patents.

Response: The Company has revised the disclosure on page 197 of Amendment No. 1 to address the Staff’s comment.

33.	Please revise to include a description of the material terms of your arrangement with Qiddiya Investment Company. In this regard, we note your disclosure that FAST II believed this arrangement would be material to the Company’s financial forecast and business trajectory and that you list it as one of the positive factors the FAST II board considered in approving the business combination. To the extent that you have a written agreement with Qiddiya Investment Company, please file such agreement as an exhibit to the registration statement, or tell us why you are not required to do so.

Response: The Company has revised the disclosure on pages 27, 215 and 217 of Amendment No. 1 to describe its arrangements with Qiddiya Investment Company (“Qiddiya”).  In addition, the Company has corrected the disclosure on page 96 of Amendment No. 1 to clarify that the update provided on the March 31, 2022, Zoom meeting was with regards to the status of the Company’s relationship with Qiddiya, not a single contract with Qiddiya, and that the updated financial forecast provided on April 1, 2022, reflected the positive impact of new contracts with Qiddiya, but more significantly, the opportunity for work by the Company on the Qiddiya project in the future, for which there are no agreements in place.

As disclosed on page 215 of Amendment No. 1, over the last several years, the Company has been engaged by Qiddiya to lead the design of 26 distinct entertainment assets.  The Company has entered into more than 15 separate agreements with Qiddiya for its services and currently there are six open agreements, none of which individually would necessitate filing under Item 601(b)(10) of Regulation S-K, as they were each entered into in the ordinary course of business. The Company believes that its relationship with Qiddiya provides the potential for continued collaboration and engagement with respect to the Qiddiya project in the future, but that if any of the current agreements (each of which is cancellable by either party upon 14 days’ notice) were terminated, those revenue streams could be replaced with revenue streams from other projects and clients.  The Company respectfully advises the Staff that, although Qiddiya is an important client and its planned destination provides the potential for future work by the Company, that fact alone does not equate to the Company’s business being “substantially dependent” under Item 601(b)(10)(ii)(B) on any of the individual agreements it has with Qiddiya.

Falcon’s Beyond Destinations, page 195

34.	We note your reference to your joint venture with Asia VQuariums as an underlying driver of your Updated Projections on page 145, yet you do not otherwise describe this joint venture. Please revise to include a description of the material terms of this venture.

Response: The Company has revised footnote 1 of the Updated Opinion Projections table on page 149 of Amendment No. 1 to replace Asia vQuariums with the correct joint venture partner, Raging Power Limited.

Partnership with Melia, page 196

35.	Please revise your disclosure to include a description of the material terms of each of your JV Agreements with Melia, including a description of the Company’s obligations under each agreement.

Response: The Company has revised the disclosure on pages 202-204 of Amendment No. 1 to address the Staff’s comment.

Partnership with Raging Power Limited, page 201

36.	Please disclose the relative status and timeline of your Karnival project with Raging Power Limited, as you have done with respect to your JVs with Melia on page 199.

Response: The Company has revised the disclosure on page 209 of Amendment No. 1 to address the Staff’s comment.

Customers and Concentration of Customer Risk, page 209

37.	Please identify the material customers you describe in this section.

Response: The Company has revised the disclosure on page 217 of Amendment No. 1 to address the Staff’s comment.

Company Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 216

38.	Your disclosure in the first paragraph on page 216 indicates that the pro forma results discussed in MD&A include adjustments for pro forma events that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined financial results. Please note that these former provisions of Rule 11-02 of Regulation S-X are no longer applicable. Please revise your discussion and pro forma results presented as necessary to comply with the revised requirements of Article 11 of Regulation S-X.

Response: The Company has revised the disclosure on pages 223 and 224 of Amendment No. 1 to reflect that it has applied the revised requirements of Article 11 of Regulation S-X in determining the pro forma results.

Recent Developments

Business Combination and Public Company Costs, page 216

39.	Your disclosure in the third paragraph on page 217 indicates that the most significant changes in Pubco’s future reported financial position and results are expected to be an estimated increase in cash (as compared to the Company’s balance sheet at September Common Stock exercise their redemption rights or $245.5 million, assuming no holders of FAST II’s Class A Common Stock exercise their redemption rights. These increases in cash are inconsistent with those indicated by the pro forma balance sheet as of September 30, 2022 included on page 77 of the registration statement. Please revise to eliminate this inconsistency.

Response: The Company has revised the disclosure on page 225 of Amendment No. 1 to address the Staff’s comment.

The COVID-19 Pandemic, page 218

40.	Please revise to quantify the impact of the COVID-19 pandemic on your financial results.

Response: The Company has revised the disclosure on pages 226 and 227 of Amendment No. 1 to clarify the qualitative impacts on its business and operations. The Company respectfully advises the Staff that it is unable to quantify the extent to which the COVID-19 pandemic affected its business and operations for the year ended December 31, 2021 because it cannot separately quantify the impact of the qualitative factors described below and other normal business drivers on its performance. Such an analysis would generally require the assessment of a number of underlying factors regarding the Company’s performance in the year ended December 31, 2021 in the absence of the COVID-19 pandemic, which the Company believes would be uncertain and potentially misleading to investors.

Such underling factors include the following:

Falcon’s Creative Group (“FCG”):

●	FBG’s results of operations do not reflect the results of operations of FCG for the full year as a combined operating entity;
●	FCG’s ongoing projects were halted;
●	FCG’s approval of new contracts and modifications of ongoing projects were delayed due to financial and operational uncertainty of the leisure and theme park industry; and
●	FBG’s labor costs continued to be incurred, as headcount remained stable despite project delays.

Producciones de Parques, S.L.:

●	Closures of properties and limited operations, specifically:

(1) The Sol Katmandu Park & Resort

o	Complete closure from January 1, 2020 to July 19, 2020 (200 days);
o	Partial operations with limited capacity from July 20, 2020 to September 6, 2020 (48 days); and
o	Partial operations from July 1, 2021 to October 31, 2021 (122 days).

(2) The Sol Tenerife Hotel

o	Complete closure from March 22, 2020 to July 16, 2020 (117 days);
o	Partial operations with limited capacity from July 17, 2020 to December 31, 2020 (168 days);
o	Complete closure from January 13, 2021 to June 30, 2021 (168 days); and
o	Partial operations with limited capacity from on July 1, 2021 to December 31, 2021.

●	Supply chain shortages; and
●	Decreased demand due to public health concerns and international travel restrictions.

Sierra Parima S.A.S.:

●	Delays in the construction of the Punta Cana properties due to international travel restrictions, which lead to delay in opening the park by more than a year.

The Company respectfully advises the Staff that, while it is unable to separately quantify the impact of the COVID-19 pandemic on its business and operations, it believes that the pandemic did negatively impact its results of operations and growth during this period because it was required to close the Sol Katmandu Park & Resort and the Sol Tenerife Hotel for significant periods of time during the year ended December 31, 2021 and otherwise reduce capacity. In addition, as disclosed in Amendment No. 1, the Company took measures to protect the health and safety of the its team members and guests, which resulted in increased operating costs for the year ended December 31, 2021.

Certain Relationships and Related Party Transactions
Administrative Service Agreement, page 254

41.	Your disclosure on page 255 indicates that the administrative services agreement will terminate upon consummation of a business combination. As expenses under this agreement have been included in the historical results of FAST II for the year ended December 31, 2021 and the nine months ended September 30, 2022, please revise to include pro forma adjustments eliminating these expenses in the pro forma statements of operations included on pages 79 and 80 of the registration statement.

Response: The Company has added footnote 4(aa) on page 86 of Amendment No. 1 to address the Staff’s comment.

Description of PubCo Securties After the Business Combination
Exclusive Forum, page 271

42.	We note your disclosure on page 55 that the PubCo Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act and that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise Article VII of the PubCo Charter to explicitly state whether the provision will apply to Exchange Act claims, and revise your disclosure on page 271 to clarify how the provision apples to Securities Act and Exchange Act claims for consistency.

Response: The Company has revised Article VIII of the Pubco Charter and the disclosure on page 278 of Amendment No. 1 to address the Staff’s comment.

Falcon’s Beyond Global, LLC Annual Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-52

43.	Please tell us your basis in GAAP for classifying the Payroll protection loan forgiveness and employee retention credits as components of operating income.

Response: The Company respectfully advises the Staff that, given that it expects to comply with the Payroll Protection Program’s (“PPP”) eligibility and loan forgiveness criteria, it has accounted for the PPP loan as, in substance, akin to a government grant. As there is no U.S. Generally Accepted Accounting Principles guidance for for-profit business entities that receive government grants that are not in the form of a tax credit or revenue from a contract with a customer, the Company determined the accounting treatment by analogizing to International Accounting Standards (“IAS”) 20, the International Finance Reporting Standard accounting standard on accounting for government grants, which includes an accounting framework for forgivable loans.

As the related payroll expenses are components of operating income included within “project design and build expense” and “selling, general and administrative expense,” the Company has classified the payroll protection loan forgiveness and employee retention credits as components of operating income in accordance with IAS 20, which provides that grants related to income can be presented as (i) a credit in the income statement, either separately or under a general heading, such as “other income,” or (ii) a reduction to the related expense.

1. Description of Business and Basis of Presentation, page F-55

44.	Your disclosure indicates that Katmandu has been deemed the accounting acquiror of Treehouse and National using the acquisition method of accounting in accordance with ASC 805. Please explain in further detail your basis for the conclusion that Katmandu is the accounting acquiror. Refer to the guidance in ASC 805-10-25-5 and 805-10-55-10 through 805-10-55-15.

Response: The Company has revised Note 3 to the Company’s audited financial statements for the year ended December 31, 2022 included in Amendment No. 1 to clarify that Katmandu was determined to be the accounting acquirer primarily based on its controlling financial interest in the Company subsequent to the business combination, in accordance with ASC 805.

The Company respectfully advises the Staff that it has assessed Katmandu Group, LLC and its subsidiaries (“Katmandu”) as the accounting acquiror of Treehouse and National in accordance with Accounting Standards Codification (“ASC”) 805 for the reasons explained below.

FBG was formed on April 22, 2021 for the purpose of acquiring outstanding membership units of Katmandu, Falcon’s Treehouse, LLC and its subsidiaries (“Treehouse”) and Falcon’s Treehouse National, LLC (“National”). FBG is a fully integrated entertainment development and operations enterprise specializing in intellectual property expansion. On April 30, 2021, The Magpuri Revocable Trust (“Magpuri”), owners of Treehouse and National, and Katmandu Collections, LLLP, (“Collections”) owners of Katmandu, entered into a consolidation agreement, whereby Magpuri contributed 100% of its ownership interests in Treehouse and National in exchange for 33.33% of the membership interests in FBG, and Collections contributed 100% of its ownership in Katmandu in exchange for 66.67% of the membership interests of FBG, referred to herein as the “Falcon Transaction.” In accordance with the Operating Agreement executed in connection with the Falcon Transaction, while FBG shall initially have four board members (two members each appointed by Collections and Magpuri), additional members can be appointed by majority vote of the members. As the owners of the Katmandu Business hold a majority voting interest in FBG, they have the ability to appoint additional board members.

In applying the guidance of ASC 805-10-25-5 and ASC 805-10-55-10, FBG’s management evaluated the existence of a controlling financial interest when identifying an accounting acquiror. As Katmandu was issued a 66.67% controlling financial and voting interest in FBG, FBG’s management has concluded that Katmandu is the accounting acquiror. As the accounting acquiror was clearly indicated using the above guidance, FBG’s management did not further assess the factors in paragraphs 805-10-55-11 through 55-15.

2. Summary of Significant Accounting Policies, page F-56

45.	Please disclose your cost capitalization policies for ride media content and explain the nature of this intangible asset.

Response: The Company respectfully advises the Staff that the Company has revised Note 2 to the Company’s audited financial statements for the years ended December 31, 2022 and 2021 included in Amendment No. 1 to disclose the cost capitalization policies for ride media content. Additionally, the Company respectfully advises the Staff of the nature of this intangible asset is discussed further below.

Background

On February 10, 2020, Katmandu Group LLC (“Katmandu”) entered into a contract with Falcon’s Treehouse National (“Falcon”) to purchase the media, audio and interactive content (“Ride Media Content” or “RMC”) for the Dark Ride, Suspended Theater and XD Theater (the “Rides” or individually as “Ride”). Katmandu acquired Falcon on April 30, 2021, the combined company is referred to as Falcon’s Beyond Global (“FBG or the “Company”). The Company continued to develop the RMC after the acquisition.

(Note 2) Ride media and content

The RMC consists of themed audio and visual content following a storyline that is displayed to guests while they queue-up for the Ride and during the Ride. RMC is critical and integral component of the Ride’s experience. RMC does not control the physical movement of the Rides. The same RMC can be deployed on similar rides. The Company earns a fixed annual fee for licensing the rights to use the RMC to customers.

In accordance with ASC 926-20, the Company capitalizes costs to produce the RMC, including direct production costs and production overhead. The RMC is expected to be predominantly monetized individually, as the RMC is not expected to be monetized with other films or license agreements. The predominant monetization strategy is determined when capitalization of production costs commences and is reassessed if there is a significant change to the expected future monetization strategy.

For RMC that is predominantly monetized on an individual basis, the Company uses a computation method to amortize capitalized production costs on the ratio of the RMC’s current period revenues to its estimated remaining ultimate revenue (i.e., the total revenue to be earned in the RMC’s remaining life cycle.) The RMC is typically licensed for a 10-year period with a fixed annual fee. Amortization begins when the RMC is first deployed and starts generating revenue.

Unamortized RMC costs are tested for impairment whenever events or changes in circumstances indicate that the fair value of the RMC may be less than its unamortized costs. If the carrying value of an individual RMC exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference. For content that is predominately monetized individually, the Company utilizes estimates including ultimate revenues and additional costs to be incurred (including marketing and distribution costs), in order to determine whether the carrying value of the RMC is impaired.

Owned RMC is presented as a noncurrent asset within Intangible assets, net. Amortization of RMC assets is primarily included in Depreciation and amortization expense in the consolidated Statements of Operations and Comprehensive Loss.

Subsequent to the filing of the 2021 consolidated financial statements, the Company identified a misclassification resulting in an understatement of cash flows used in operations and an overstatement of cash flows used in investing activities of $0.6 million, which has been corrected in the accompanying 2021 consolidated Statements of Cash Flows.

Note 3. Business Combination, page F-63

46.	Please tell us how you determined you are not required to include audited financial statements of Treehouse and National, in accordance with Rule 3-05 of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company’s audited financial statements for the year ended December 31, 2022 included in Amendment No. 1 fully reflect the operating results of Treehouse and National, which were acquired in 2021. Therefore, the audited financial statements of Treehouse and National are not required in accordance with Rule 3-05 of Regulation S-X.

17. Net Loss Per Unit, page F-77

47.	Your disclosure indicates that on June 30, 2022, the Company issued 88,653,263 units to the owners of the Company in exchange for their ownership interest in the Company. It also indicates that the weighted average units outstanding for the year ended December 31, 2021, used to determine the Company’s net loss per unit, reflects the impact of this issuance as well as the Consolidation Agreement discussed in Note 1. Please explain in further detail how you calculated or determined the 79,019,762 weighted average units outstanding during the year ended December 31, 2021 that were used to compute basic and diluted loss per unit and explain your basis in GAAP for the treatment used. Also, please similarly explain how the weighted average units, basic and diluted for the nine months ended September 30, 2022 and 2021 were calculated or determined based on the disclosures provided in Note 11 to the interim financial statements.

Response: The Company respectfully advises the Staff that it has assessed the issuance of 88,653,263 units to the owners on June 30, 2022 in exchange for 100% of their ownership interests to be within the guidance of ASC 260-10-55-12, which results in the retrospective application of the unit issuance to all periods presented. Therefore, the Company determined the weighted average units outstanding by applying the exchange ratio determined on June 30, 2022 to outstanding ownership interests as follows (all units are after applying the exchange ratio):

Year ended December 31, 2021:

●	Infinitive Acquisitions LLLP (formerly Katmandu Collections LLLP), owner of Katmandu Group LLC, held 66.67% of units issued ((a) 59,105,131 units) for the full year;
●	The Magpuri Revocable Trust held 33.33% of units issued (29,548,132 units) from April 30, 2021, the date of the issuance in connection with the acquisition of Treehouse and National, or 246 of 365 days of the year, resulting in (b) 19,914,631 weighted units for year;
●	Therefore, the weighted average units of 79,019,762 for the year represents (a) 59,105,131 units plus (b) 19,914,631 units.

Nine months ended September 30, 2021:

●	Infinitive Acquisitions LLLP, owner of Katmandu Group LLC, held 66.67% of units issued ((c) 59,105,131 units) for the full nine months;
●	The Magpuri Revocable Trust held 33.33% of units issued (29,548,132 units) from April 30, 2021, the date of the issuance in connection with the acquisition of Treehouse and National, or 154 of 273 days of the period, resulting in (d) 16,668,177 weighted units for the period;
●	Therefore, the weighted average units of 75,773,308 for the nine-month period represents (c) 59,105,131 units plus (d) 16,668,177 units.

Nine months ended September 30, 2022:

●	(e) 88,653,263 units issued outstanding for full period;
●	800,000 units issued on July 18, 2022, outstanding for 75 of 273 days of the period or (f) 219,780 units;
●	800,000 units issued on August 25, 2022, outstanding for 37 of 273 days of the period or (g) 108,425 units;
●	Therefore, the weighted average units of 88,981,468 for the nine-month period represents (e) 88,653,263 units, plus (f) 219,780 units, plus (g) 108,425 units.

Falcon’s Beyond Global, LLC Interim Financial Statements

Condensed Consolidated Statements of Member’s Equity (Unaudited), page F-133

48.	Please revise the statement of members equity for the nine months ended September 30, 2022 to disclose changes in the Company’s outstanding units.

Response: The Company has revised the disclosure on page F-35 in the statement of members’ equity in the consolidated financial statements for the years ended December 31, 2022 and 2021 included in Amendment No. 1 to address the Staff’s comment.

Exhibits

49.	Please file each of your joint venture agreements with Melia as an exhibit to the registration statement, or tell us why you are not required to do so. In this regard, we note your disclosure throughout the filing that such agreements are significant to your business.

Response: The Company has revised the Exhibit Index on page II-2 of Amendment No. 1 to include the joint ventures agreements with Melía.

General

50.	We note that the purpose of the Special Meeting is to approve the Business Combination Proposal, the Pubco Organizational Documents Advisory Proposals, and the Adjournment Proposal (if necessary). Please tell us what consideration you gave to including a proposal seeking approval pursuant to Section 312.03 of the NYSE Listed Company Manual. To the extent you plan to include such additional proposal, please revise throughout to include the relevant information.

Response: The Company respectfully advises the Staff that, as described in Amendment No. 1, the Business Combination is structured such that the Company, an entity formed and wholly owned by FBG will acquire FAST II, and FAST II will cease to exist as a separate entity. The Company is a new registrant and will seek to initially list its securities, which are being issued to the FAST II security holders in connection with the Business Combination, on the Nasdaq Stock Market at the time of the Business Combination. Because FAST II is not acquiring the Company (or its parent or subsidiary) and is not issuing any securities, the Company does not believe Section 312.03 of the NYSE Listed Company Manual is applicable.

* * *

Please do not hesitate to contact Joel Rubinstein (212) 819-7642 or James Hu (212) 819-2505 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Jonathan Rochwarger, Marie Elena Angulo, White & Case LLP

Stefan G. de Pozsgay, Evan M. D’Amico, Gibson, Dunn & Crutcher LLP